Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

Craig Salm on CoinDesk

Craig: Now that we saw the first trades today starting at 4 a.m. and then continuing through the opening bell. Right now we've seen last, I checked over $600 million of volume just in GBTC. That's the amount of volume that we saw yesterday over the full course of day of trading. I'm here at NYSE ARCA watching it all happen live. So it's really cool just to be here with the Grayscale team and see the first day of trading happen. It's really the combination of a lot of hard work amongst Grayscale, amongst all the teams here.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.